FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                              HANG SENG ANNOUNCES
                        FIRST INTERIM DIVIDEND FOR 2007

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2007.

The first interim dividend will be payable on Tuesday, 5 June 2007, to shareholders on the Register of Shareholders as at Tuesday, 22 May 2007.

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 22 May 2007, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2007, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:30pm on Monday, 21 May 2007, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The  results  for the first half of 2007 will be  announced  on Monday,  30 July
2007.

The proposed timetables for the second, third and fourth interim dividends in respect of 2007 are:


Second interim dividend for 2007

Announcement                     30 July 2007
Book close and record date       21 August 2007
Payment date                     30 August 2007

Third interim dividend for 2007

Announcement                     5 November 2007
Book close and record date       27 November 2007
Payment date                     11 December 2007

Fourth interim dividend for 2007

Announcement                     3 March 2008
Book close and record date       18 March 2008
Payment date                     28 March 2008



Note to editors:

Hang Seng Bank

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates around 150 branches and automated banking centres and 13 business banking centres in Hong Kong; a branch in Macau; and a network of 17 mainland outlets, including seven branches (in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou and Nanjing), nine sub-branches (six in Shanghai, two in Guangzhou and one in Shenzhen) and one representative office (in Xiamen). The Bank also has a representative office in Taipei.

With consolidated assets of HK$669.1 billion at the end of 2006, the Bank reported a profit attributable to shareholders of HK$12.04 billion for 2006. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com and the mainland website at www.hangseng.com.cn.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03 May 2007